As filed with the Securities and Exchange Commission on July 27, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Williams Scotsman International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

96950G102

(CUSIP Number)

William F. Schwitter, Esq.
Luke P. Iovine, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      July 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ristretto Group S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON CO

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section

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13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ristretto Holdings SCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ristretto Managers S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON CO

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital ‘A’ LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital ‘B’ LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital ‘C’ LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital Co-Investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital General Partner LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TDR Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON PN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Robertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON IN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Manjit Dale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,942,985 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,942,985 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,985 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)
14		TYPE OF REPORTING PERSON IN

Notes:

1. Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the

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reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

2. Based on the number of shares of Williams Scotsman common stock outstanding as of July 18, 2007 (as represented by Williams Scotsman in the Merger Agreement discussed in Item 4 below), the shares represent approximately 27.3% of the outstanding shares of Williams Scotsman common stock.

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Item 1.                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Williams Scotsman International, Inc., a Delaware corporation (sometimes referred to herein as the “Issuer” or “Williams Scotsman”).  The principal executive offices of Williams Scotsman are located at 8211 Town Center Drive, Baltimore, MD 21236.

Item 2.                 Identity and Background.

This Schedule 13D is being filed jointly by:

(i)	Ristretto Group S.a.r.l., an entity organized under the laws of Luxembourg (“Ristretto Group”);

(ii)	Ristretto Holdings SCA, an entity organized under the laws of Luxembourg and the sole equity holder of Ristretto Group (“Ristretto Holdings”);

(iii)	Ristretto Managers S.a.r.l., an entity organized under the laws of Luxembourg (“Ristretto Managers”) in its capacity as the manager of Ristretto Holdings;

(iv)	TDR Capital ‘A’ L.P., a United Kingdom limited partnership (“TDR Capital A”);

(v)	TDR Capital ‘B’ L.P., a United Kingdom limited partnership (“TDR Capital B”);

(vi)	TDR Capital ‘C’ L.P., a United Kingdom limited partnership (“TDR Capital C”);

(vii)	TDR Capital Co-Investment L.P., a United Kingdom limited partnership (“TDR Capital Co-Investment”);

(viii)
TDR Capital General Partner L.P., a United Kingdom limited partnership (“TDR Capital General Partner” and, together with TDR Capital A, TDR Capital B, TDR Capital C, TDR Capital Co-Investment, the “TDR Funds”, which collectively own 71.9% of the equity in Ristretto Holdings);

(ix)	TDR Capital L.L.P., a United Kingdom limited liability company (“TDR Capital”) in its capacity as the manager of each of the TDR Funds;

(x)	Stephen Robertson, a founding partner of TDR Capital; and

(xi)	Manjit Dale, a founding partner of TDR Capital (the foregoing, each a “Reporting Person” and, collectively the “Reporting Persons”).

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 4.

Ristretto Group and Ristretto Holdings are principally engaged in the business of being an investment holding company.  The address of the principal office of each of Ristretto Group and Ristretto Holdings is 20, rue de la Poste, L-2346, Luxembourg.

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Ristretto Managers is principally engaged in the business of acting as manager of Ristretto Holdings and the address of its principal office is 20, rue de la Poste, L-2346, Luxembourg.

The TDR Funds are private equity funds which are principally engaged in the business of making and holding investments.  TDR Capital is principally engaged in the business of managing and operating private equity funds.  The address of the principal office of each of the TDR Funds and TDR Capital is One Stanhope Gate, London, W1K 1AF.

Messrs. Stephen Robertson and Manjit Dale are the founding partners of TDR Capital.  Each of Messrs. Robertson and Dale is a citizen of United Kingdom.  The business address of each of Messrs. Robertson and Dale is One Stanhope Gate, London, W1K 1AF.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officer and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons is set forth on Schedule A.

(d)  During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding.

(e)  During the last five years, neither any Reporting Person nor, to each Reporting Person’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

As an inducement for Ristretto Group to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain stockholders of Williams Scotsman listed on Schedule B attached hereto entered into the Voting Agreements described in Item 4 below.  No shares were purchased by any of the Reporting Persons pursuant to the Voting Agreements, and thus no funds were used for such purpose.  None of the Reporting Persons paid any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.                 Purpose of Transaction.

(a)-(b)  Pursuant to an Agreement and Plan of Merger, dated as of July 18, 2007 (the “Merger Agreement”), by and among Williams Scotsman, Ristretto Group, Ristretto Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ristretto Group (“Merger Sub”), and Ristretto Holdings, and subject to the conditions set forth therein (including approval by stockholders of Williams Scotsman), Merger Sub will merge with and into Williams Scotsman, at which time the separate existence of Merger Sub shall cease and Williams Scotsman shall survive the merger as the surviving corporation and a wholly owned subsidiary of Ristretto Group (such events constituting the “Merger”).  Once the Merger is consummated, all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Williams Scotsman.

As a result of the Merger, each share of Williams Scotsman common stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Williams Scotsman

CUSIP No. 96950G102

common stock to be canceled pursuant to Section 2.2(a) of the Merger Agreement and Dissenting Shares (as defined in the Merger Agreement), shall be canceled and converted into the right to receive $ 28.25 in cash, without interest (the “Merger Consideration”).  All such shares of Williams Scotsman common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Williams Scotsman common stock.

Concurrently with execution of the Merger Agreement, Ristretto Group entered into voting agreements (the “Voting Agreements”) dated as of July 18, 2007, with Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P. and Scotsman Partners, L.P. (the “Stockholders”).  11,942,985 shares of Williams Scotsman common stock (the “Shares”) are subject to the Voting Agreements.  The Stockholders have, by executing the Voting Agreements, agreed, at every Williams Scotsman stockholders’ meeting called with respect to the following and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Williams Scotsman with respect to any of the following, to vote (or cause to be voted) the Shares: (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter contemplated under the Merger Agreement or that could reasonably be expected to facilitate the Merger that is put to a vote of the stockholders of Williams Scotsman and (b) against any proposal for any Company Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, between Williams Scotsman and any person or entity (other than Ristretto Group and Merger Sub) and  (c) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Williams Scotsman under the Merger Agreement or which would result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or which would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.  The Stockholders may vote the Shares on all other matters.  The Voting Agreements terminate upon the earlier of the date (i) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the Merger Agreement terminates in accordance with its terms.  The obligations of the Stockholders under the Voting Agreements will terminate if the Merger Agreement is amended or otherwise modified after the date of the Voting Agreements without the prior written consent of the Stockholders in a manner that, directly or indirectly, (i) reduces or changes the form of Merger Consideration or (ii) extends the Outside Date (as defined in the Merger Agreement) beyond March 31, 2008. As part of the Voting Agreements, each of the Stockholders granted an irrevocable proxy to Ristretto Group with respect to the voting of the Shares for the matters covered by the Voting Agreements and appointed Ristretto Group and Jonathan Rosen, a partner in TDR Capital, as proxies of the Stockholders thereunder.

In addition, pursuant to the Voting Agreements, the Stockholders have agreed, during the term of the Voting Agreements, that each Stockholder shall not, directly or indirectly, except as contemplated by Section 3(a) of the Voting Agreements, cause or permit any transfer of any of the Shares to be effected other than pursuant to the Merger.  During the period of the Voting Agreements, each Stockholder shall ensure that, without Ristretto Group’s prior written consent, none of the Shares is deposited into a voting trust, no proxy (other than the proxy granted in the Voting Agreements) is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Shares.

The purpose of the Voting Agreements is to enable Ristretto Group and Williams Scotsman to consummate the transactions contemplated under the Merger Agreement.

(c)  Not applicable.

(d)  At the effective time of the Merger, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation and (ii) the officers of Williams Scotsman immediately prior to the effective time of the Merger will be the officers of the Surviving

CUSIP No. 96950G102

Corporation, in each case, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

(e)  Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f)  Not applicable.

(g)  At the effective time of the Merger, (i) the Certificate of Incorporation of Williams Scotsman, as amended in the Merger to read as set forth on Exhibit A to the Merger Agreement, shall be the Certificate of Incorporation of the Surviving Corporation and (ii) Ristretto Group shall cause the Bylaws of the Surviving Corporation to read in their entirety as set forth on Exhibit B to the Merger Agreement.

(h)-(i)  If the Merger is consummated as planned, the Williams Scotsman common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

(j)  Other than described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although they reserve the right to develop such plans or proposals).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and such agreements are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.                 Interest in Securities of the Issuer.

(a)-(b)  The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  For the purposes of Rule 13d-3 promulgated under the Exchange Act, Ristretto Group, by entering into the Voting Agreements with the Stockholders, may be deemed to have shared voting power with respect to 11,942,985 shares of Common Stock, representing approximately 27.3% of the total outstanding Common Stock.  The calculation of the foregoing percentage is based on 43,688,749 shares of Common stock outstanding as of July 18, 2007, as represented by Williams Scotsman in the Merger Agreement in Item 4 above.

Ristretto Holdings, as the sole equity holder of Ristretto Group, has the power to vote and dispose of securities held by Ristretto Group and may therefore have voting and dispositive power over the shares of Common Stock that Ristretto Group may be deemed to beneficially own.

Ristretto Managers, as the manager of Ristretto Holdings, has the power to vote and dispose of securities held by Ristretto Holdings.  Ristretto Managers may therefore be deemed to directly control Ristretto Holdings and indirectly control Ristretto Group and have shared voting and dispositive power over the shares of Common Stock that Ristretto Holdings and Ristretto Group may be deemed to beneficially own.

The TDR Funds, as holders of 71.9% of the equity interests in Ristretto Holdings and 72% of the equity interests in Ristretto Managers, have shared power to vote and dispose of securities held by Ristretto

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Holdings and Ristretto Managers, and may therefore have shared voting and dispositive power over the shares of Common Stock that Ristretto Holdings and Ristretto Managers may be deemed to beneficially own.  In addition, the TDR Funds may be deemed to indirectly control Ristretto Group and have shared voting and dispositive power over the shares of Common Stock that Ristretto Group may be deemed to beneficially own.

TDR Capital, as the manager of the TDR Funds, has the power to vote and dispose of securities held by the TDR Funds.  TDR Capital may therefore be deemed to control the TDR Funds and have shared voting and dispositive power over the shares of Common Stock that the TDR Funds may be deemed to beneficially own.  In addition, TDR Capital may be deemed to indirectly control Ristretto Managers, Ristretto Holdings and Ristretto Group and have shared voting and dispositive power over the shares of Common Stock that Ristretto Managers, Ristretto Holdings and Ristretto Group may be deemed to beneficially own.

Messrs. Stephen Robertson and Manjit Dale, as the founding partners of TDR Capital, have the power to vote and dispose of securities held by TDR Capital, and may therefore have shared voting and dispositive power over the shares of Common Stock that TDR Capital may be deemed to beneficially own.  In addition, Messrs. Robertson and Dale may be deemed to indirectly control the TDR Funds, Ristretto Managers, Ristretto Holdings and Ristretto Group and have shared voting and dispositive power over the shares of Common Stock that the TDR Funds, Ristretto Managers, Ristretto Holdings and Ristretto Group may be deemed to beneficially own.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

None of the Reporting Persons or to the knowledge of the Reporting Persons, no person listed on Schedule A, has equity or other ownership interests in Williams Scotsman.

(c)  None of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as described in this Schedule 13D.

(d)  To the knowledge of the Reporting Persons, no person, other than the Stockholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Williams Scotsman deemed to be beneficially owned by the Reporting Persons.

(e)  Not applicable.

References to, and descriptions of, the Voting Agreements in this Item 5 are qualified in their entirety by reference to the Voting Agreements, copies of which are filed as Exhibits 2 and 3 to this Schedule 13D, respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and description appear.

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Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 of this Schedule 13D and Exhibits 1, 2, and 3 are incorporated herein by reference.  An affiliate of the Reporting Persons has agreed to pay advisory fees to Citigroup Global Markets Limited and Morgan Stanley & Co. Limited in connection with the transactions contemplated by the Merger Agreement.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Williams Scotsman, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated as of July 18, 2007, by and among Williams Scotsman, Ristretto Group and Merger Sub (filed as Exhibit 2.1 to Williams Scotsman’s Current Report on Form 8-K, dated as of July 19, 2007 and incorporated herein by reference).

2. Voting Agreement, dated as of July 18, 2007, by and among Ristretto Group, Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. (filed as Exhibit 10.1 to Williams Scotsman’s Current Report on Form 8-K, dated as of July 19, 2007 and incorporated herein by reference).

3. Voting Agreement, dated as of July 18, 2007, by and among Ristretto Group and Scotsman Partners, L.P. (filed as Exhibit 10.2 to Williams Scotsman’s Current Report on Form 8-K, dated as of July 19, 2007 and incorporated herein by reference).

4. Joint Filing Agreement, dated as of July 27, 2007, by and among the Reporting Persons (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 27, 2007

RISTRETTO GROUP S.A.R.L.

By:  /s/ Gary May
Name:  Gary May
Title:    Manager

RISTRETTO HOLDINGS SCA

By:  /s/ Gary May
Name:  Gary May
Title:    Manager

RISTRETTO MANAGERS S.A.R.L.

By:  /s/ Gary May
Name:  Gary May
Title:    Manager

TDR CAPITAL A LP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer
             TDR Capital LLP
             as Manager of TDR Capital A LP

TDR CAPITAL B LP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer
             TDR Capital LLP
             as Manager of TDR Capital B LP

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TDR CAPITAL C LP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer
             TDR Capital LLP
             as Manager of TDR Capital C LP

TDR CAPITAL CO-INVESTMENT LP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer
             TDR Capital LLP
             as Manager of TDR Capital Co-Investment LP

TDR CAPITAL GENERAL PARTNER LP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer
             TDR Capital LLP
             as Manager of TDR Capital General Partner LP

TDR CAPITAL LLP

By:  /s/ Blair Thompson
Name:  Blair Thompson
Title:    Chief Operating Officer

STEPHEN ROBERTSON

By:  /s/ Stephen Robertson
Name:  Stephen Robertson

MANJIT DALE

By:  /s/ Manjit Dale
Name:  Manjit Dale

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

RistrettoGroup S.a.r.l.

Name, Position	Citizenship/Place of Organization	Present Principal Occupation	Name and Address of Employer

Luxembourg Corporation Company S.A.	Luxembourg	Corporate director of certain specified entities	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

TCG Gestion S.A.	Luxembourg	Corporate director of certain specified entities	TCG Gestion S.A., 20 rue de la Poste, L-2346, Luxembourg

Gary May	United Kingdom	Operating Partner of TDR Capital LLP	TDR Capital LLP, One Stanhope Gate, London, W1K 1AF

Louis Godinot	France	Chief Financial Officer of Algeco SAS	Algeco SAS, Espace des Berthilliers, 164, chemin de Balme, 71850 Charnay-lès-Mâcon

Luxembourg Corporation Company S.A.

Name, Position	Citizenship/Place of Organization	Present Principal Occupation	Name and Address of Employer

Doeke van der Molen	The Netherlands	Managing Director of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Michel van Krimpen	The Netherlands	Director of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Robert Kimmels	The Netherlands	Director of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

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Séverine Canova	France	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Febrice Geimer	Belgium	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Ton Zwart	The Netherlands	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Alexandra Petitjean	France	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Hille-Paul Schut	The Netherlands	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Marc Torbick	France	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Thijs van Ingen	The Netherlands	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Mark Beckett	United Kingdom	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Laetitia Ambrosi	France	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Davy Beaucé	Belgium	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Martina Schumann	Germany	Attorney-in-Fact A of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

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Valérie Ingelbrecht	Belgium	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Gilles Lecomte	Belgium	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Audrey Raphael	France	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

François Cottong	France	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Jacques de Patoul	Belgium	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Candida Gillespie	Brazil	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Mattia Danese	Italy	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Corinne Muller	Belgium	Attorney-in-Fact B of Luxembourg Corporation Company S.A.	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

TCG Gestion S.A.

Name, Position	Citizenship/Place of Organization	Present Principal Occupation	Name and Address of Employer

Doeke van der Molen	The Netherlands	Managing Director of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

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Michel van Krimpen	The Netherlands	Director of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Robert Kimmels	The Netherlands	Director of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Séverine Canova	France	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Febrice Geimer	Belgium	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Ton Zwart	The Netherlands	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Alexandra Petitjean	France	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Hille-Paul Schut	The Netherlands	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Marc Torbick	France	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Thijs van Ingen	The Netherlands	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Mark Beckett	United Kingdom	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Laetitia Ambrosi	France	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Davy Beaucé	Belgium	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Martina Schumann	Germany	Attorney-in-Fact A of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

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Valérie Ingelbrecht	Belgium	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Gilles Lecomte	Belgium	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Audrey Raphael	France	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

François Cottong	France	Attorney-in-Fact B of TCG Gestion S.A..	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Jacques de Patoul	Belgium	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Candida Gillespie	Brazil	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Mattia Danese	Italy	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Corinne Muller	Belgium	Attorney-in-Fact B of TCG Gestion S.A.	TCG Gestion S.A., 20, rue de la Poste, L-2346, Luxembourg

Ristretto Holdings SCA Ristretto Holdings SCA is externally managed by Ristretto Managers S.a.r.l. and has no directors or executive officers.

Ristretto Managers S.a.r.l.

Name, Position	Citizenship/Place of Organization	Present Principal Occupation	Name and Address of Employer

Luxembourg Corporation Company S.A.*	Luxembourg	Corporate director of certain specified entities	Luxembourg Corporation Company S.A., 20, rue de la Poste, L-2346, Luxembourg

Gary May	United Kingdom	Operating Partner of TDR Capital LLP	TDR Capital LLP, One Stanhope Gate, London, W1K 1AF

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Louis Godinot	France	Chief Financial Officer of Algeco SAS	Algeco SAS, Espace des Berthilliers, 164, chemin de Balme, 71850 Charnay-lès-Mâcon

*Please refer to the table above for the list of the Directors and Executive Officers of Luxembourg Corporation Company S.A.

TDR Funds The TDR Funds are externally managed by TDR Capital LLP and have no directors or executive officers.

TDR Capital LLP

Name, Position	Citizenship	Present Principal Occupation	Name and Address of Employer

Stephen Robertson	United Kingdom	Founding Partner of TDR Capital LLP	TDR Capital LLP, One Stanhope Gate, London, W1K 1AF

Blair Thompson	New Zealand	Chief Operating Officer of TDR Capital LLP	TDR Capital LLP, One Stanhope Gate, London, W1K 1AF

Manjit Dale	United Kingdom	Founding Partner of TDR Capital LLP	TDR Capital LLP, One Stanhope Gate, London, W1K 1AF

CUSIP No. 96950G102

SCHEDULE B
WILLIAMS SCOTSMAN INTERNATIONAL, INC STOCKHOLDERS PARTY TO A LOCK-UP AND VOTING AGREEMENTS WITH RISTRETTO GROUP S.A.R.L.

	Beneficial Ownership
	Common Stock
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	(%)
Cypress Merchant Banking Partners L.P.	5,677,433	13.0
c/o The Cypress Group L.L.C.
65 East 55th Street
New York, NY 10022
Cypress Offshore Partners L.P.	294,059	0.7
c/o The Cypress Group L.L.C.
65 East 55th Street
New York, NY 10022
Scotsman Partners, L.P.	5,971,493	13.7
201 Main Street
Fort Worth, TX 76102

CUSIP No. 96950G102

Exhibit 4
JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned herby execute this agreement as of July 27, 2007.

RISTRETTO GROUP S.A.R.L.

By:  /s/ Gary May
Name: Gary May
Title: Manager

RISTRETTO HOLDINGS SCA

By:  /s/ Gary May
Name: Gary May
Title: Manager

RISTRETTO MANAGERS S.A.R.L.

By:  /s/ Gary May
Name: Gary May
Title: Manager

TDR CAPITAL A LP

By:  /s/ Blair Thompson
Name: Blair Thompson
Title: Chief Operating Officer
          TDR Capital LLP as Manager of TDR Capital A LP

TDR CAPITAL B LP

CUSIP No. 96950G102

By:  /s/ Blair Thompson

Name: Blair Thompson
Title: Chief Operating Officer
          TDR Capital LLP as Manager of TDR Capital B LP

TDR CAPITAL C LP

By:  /s/ Blair Thompson
Name: Blair Thompson
Title: Chief Operating Officer
          TDR Capital LLP as Manager of TDR Capital C LP

TDR CAPITAL CO-INVESTMENT LP

By:  /s/ Blair Thompson
Name: Blair Thompson
Title: Chief Operating Officer
          TDR Capital LLP as Manager of TDR Capital Co-Investment LP

TDR CAPITAL GENERAL PARTNER LP

By:  /s/ Blair Thompson
Name: Blair Thompson
Title: Chief Operating Officer
          TDR Capital LLP as Manager of TDR Capital General Partner LP

TDR CAPITAL LLP

By:  /s/ Blair Thompson
Name: Blair Thompson
Title: Chief Operating Officer

STEPHEN ROBERTSON

By:  /s/ Stephen Robertson

Name: Stephen Robertson

CUSIP No. 96950G102

MANJIT DALE

By:  /s/ Manjit Dale
Name: Manjit Dale